Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED March 31, 2023

Shenzhen, China, May 16, 2023 (GLOBE NEWSWIRE) - Xunlei Limited ("Xunlei" or the "Company") (NASDAQ: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights:

●	Total revenues were US$99.2 million, an increase of 25.5% year-over-year.

●	Cloud computing revenues were US$32.7 million, an increase of 8.2% year-over-year.

●	Subscription revenues were US$29.3 million, an increase of 15.8% year-over-year.

●	Live streaming and other internet value-added services (“Live streaming and other IVAS”) revenues were US$37.2 million, an increase of 58.4% year-over-year.

●	Gross profit was US$39.6 million, an increase of 13.6% year-over-year and gross profit margin was 39.9% in the first quarter of 2023, compared with 44.1% in the same period of 2022.

●	Net income was US$1.2 million in the first quarter of 2023, compared with US$5.4 million in the same period of 2022.

●	Non-GAAP net income was US$5.5 million in the first quarter of 2023, compared with US$7.2 million in the same period of 2022.

●	Diluted earnings per ADS was approximately US$0.02 in the first quarter of 2023, compared with US$0.08 per ADS in the same period of 2022.

Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei, stated that, “We kicked off 2023 with an all-time record revenue of US$98.9 million in the first quarter, representing an increase of 25.6% year-over-year. Further, we have maintained profitable momentum for the fifth consecutive quarter, which, we believe, demonstrated our strong business resilience despite volatile macro environment. I want to acknowledge the invaluable contributions by all our employees whose steadfast commitment has been pivotal in achieving this outstanding performance.”

“At Xunlei, we are constantly striving for leveraging our competitive edge and business synergies that can fuel both our top and bottom lines across all of our businesses. Our consecutive growth is a testament to the solidity of our endeavor and its successful results. Going forward, we will focus on exploring new growth opportunities and innovative ideas and improve our existing products and services to drive sustainable business development. With a healthy balance sheet and solid track record of our recent performance, we are optimistic about our corporate development for the foreseeable future.”

First Quarter 2023 Financial Results

Total Revenues

Total revenues were US$99.2 million, representing an increase of 25.5% year-over-year. The increase in total revenues was mainly attributable to increased revenues generated from our live streaming, subscription and cloud computing businesses.

Revenues from cloud computing were US$32.7 million, representing an increase of 8.2% year-over-year. The increase in cloud computing revenues was mainly due to increased demand for our cloud computing service as well as increased sales of cloud computing hardware devices.

Revenues from subscription were US$29.3 million, representing an increase of 15.8% year-over-year. The increase in subscription revenues was mainly due to higher average revenue per subscriber and more subscribers as compared with the same period of 2022. The number of subscribers was 4.84 million as of March 31, 2023, compared with 4.61 million as of March 31, 2022. The average revenue per subscriber for the first quarter of 2023 was RMB41.0, compared with RMB34.9 in the same period of 2022. The higher average revenue per subscriber was mainly due to a larger proportion of the users opted for our premium membership.

Revenues from live streaming and other IVAS were US$37.2 million, an increase of 58.4% year-over-year. The increase of live streaming and other IVAS revenues was mainly driven by the higher demand for our live streaming service and our enhanced monetization capability.

Costs of Revenues

Costs of revenues were US$59.3 million, representing 59.8% of our total revenues, compared with US$43.9 million or 55.5% of the total revenues in the same period of 2022. The increased costs of revenues were mainly attributable to increased sales of our live streaming, subscription and cloud computing services.

Bandwidth costs, as included in costs of revenues were US$29.1 million, representing 29.3% of our total revenues, compared with US$26.9 million or 34.0% of the total revenues in the same period of 2022. The increase in bandwidth costs was mainly due to more Xunlei Cloud users and increased demand for our cloud computing services.

The remaining costs of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming business, payment of handling fees, cloud computing hardware devices and depreciation of servers and other equipment.

Gross Profit and Gross Profit Margin

Gross profit for the first quarter of 2023 was US$39.6 million, representing a 13.6% increase from the same period of 2022. Gross profit margin was 39.9% in the first quarter of 2023, compared with 44.1% in the same period of 2022. The increase in gross profit was mainly driven by the increase in gross profit of our live streaming, subscription and cloud computing businesses. The decrease in gross profit margin was mainly due to the increased proportion of live streaming revenues to total revenues, which has a relatively lower gross profit margin.

Research and Development Expenses

Research and development expenses for the first quarter of 2023 were US$18.0 million, representing 18.2% of our total revenues, compared with US$16.3 million or 20.6% of our total revenues in the same period of 2022. The increase was primarily due to increased labor costs incurred during this quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the first quarter of 2023 were US$9.3 million, representing 9.4% of our total revenues, compared with US$5.3 million or 6.8% of our total revenues in the same period of 2022. The increase was primarily due to more marketing activities held for our live streaming and subscription businesses as a result of our continued user acquisition efforts.

General and Administrative Expenses

General and administrative expenses for the first quarter of 2023 were US$11.7 million, representing 11.8% of our total revenues, compared with US$9.6 million or 12.2% of our total revenues in the same period of 2022. The increase was primarily due to the increase in share-based compensation expenses and depreciation of Xunlei headquarters building as we finished the construction and relocated to the new headquarters in December 2022.

Operating Income

Operating income was US$0.7 million, compared with US$3.9 million in the same period of 2022. The decrease in operating income was primarily attributable to the increase in share-based compensation, marketing expenses and labor costs incurred during this quarter.

Other Income, Net

Other income was US$1.4 million, compared with US$1.2 million in the same period of 2022. The increase was primarily due to higher investment income, partially offset by increased foreign exchange loss as compared with the first quarter of 2022.

Net Income and Earnings Per ADS

Net income was US$1.2 million, compared with US$5.4 million in the same period of 2022. Non-GAAP net income was US$5.5 million in the first quarter of 2023, compared with US$7.2 million in the same period of 2022. The decrease in net income and non-GAAP net income was primarily attributable to the decrease in operating income and increased income tax expense accrued during this quarter.

Diluted earnings per ADS in the first quarter of 2023 was approximately US$0.02 as compared with US$0.08 in the same period of 2022.

Cash Balance

As of March 31, 2023, the Company had cash, cash equivalents and short-term investments of US$258.3 million, compared with US$260.8 million as of December 31, 2022. The decrease in cash, cash equivalents and short-term investments was mainly due to repayment of a bank loan and spending on share buybacks.

Share Repurchase Program

In March 2022, Xunlei announced that its Board of Directors authorized the repurchase of up to $20 million of its shares over the next 12 months. As of March 31, 2023, the Company had spent approximately US$7.9 million on share buybacks.

Guidance for the Second Quarter of 2023

For the second quarter of 2023, Xunlei estimates total revenues to be between US$111 million and US$117 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 14.9%. This estimate represents management's preliminary view as of the date of this press release, which is subject to change and any change could be material.

Conference Call Information

Participant Online Registration: https://register.vevent.com/register/BIbe539ac11972471eb0b96d5538e18922

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that "Call Me" does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/q4m3mdy6

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that Covid-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income, (3) non-GAAP basic and diluted earnings per share for common shares, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a recurring expense in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	March 31,	December 31,
	2023	2022
	US$	US$
Assets

Current assets:
Cash and cash equivalents	133,611	177,154
Short-term investments	124,723	83,626
Accounts receivable, net	44,213	29,763
Inventories	1,697	457
Due from related parties	33,273	32,917
Prepayments and other current assets	7,971	8,267
Total current assets	345,488	332,184

Non-current assets:
Restricted cash	7,757	7,654
Long-term investments	30,884	30,811
Deferred tax assets	265	213
Property and equipment, net	61,896	61,734
Intangible assets, net	6,370	6,546
Goodwill	21,466	21,179
Long-term prepayments and other assets	2,201	2,137
Right-of-use assets	932	865
Total assets	477,259	463,323

Liabilities
Current liabilities:
Accounts payable	26,913	25,432
Due to related parties	-	1,560
Contract liabilities and deferred income, current portion	40,692	38,967
Lease liabilities	293	283
Income tax payable	5,620	5,586
Accrued liabilities and other payables	55,235	49,438
Bank borrowings	7,119	7,024
Total current liabilities	135,872	128,290

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	871	876
Lease liabilities, non-current portion	435	299
Deferred tax liabilities	654	687
Bank borrowings, non-current portion	23,955	24,750
Total liabilities	161,787	154,902

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 375,001,940 shares issued and 325,047,736 shares outstanding as at December 31, 2022; 375,001,940 issued and 323,775,666 shares outstanding as at March 31, 2023)	81	81
Additional paid-in-capital	480,695	477,495
Accumulated other comprehensive loss	(12,008)	(14,668)
Statutory reserves	7,036	7,036
Treasury shares (49,954,204 shares and 51,226,274 shares as at December 31, 2022 and March 31, 2023, respectively)	13	12
Accumulated deficits	(158,937)	(160,063)
Total Xunlei Limited's shareholders' equity	316,880	309,893
Non-controlling interests	(1,408)	(1,472)
Total liabilities and shareholders' equity	477,259	463,323

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2023	2022	2022
	US$	US$	US$
Revenues, net of rebates and discounts	99,226	96,963	79,047
Business taxes and surcharges	(314)	(319)	(280)
Net revenues	98,912	96,644	78,767
Costs of revenues	(59,315)	(59,027)	(43,900)
Gross profit	39,597	37,617	34,867

Operating expenses
Research and development expenses	(18,046)	(19,234)	(16,307)
Sales and marketing expenses	(9,280)	(8,676)	(5,349)
General and administrative expenses	(11,722)	(9,799)	(9,646)
Credit loss write-back	181	496	300
Total operating expenses	(38,867)	(37,213)	(31,002)

Operating income	730	404	3,865
Interest income	1,049	735	410
Interest expense	(430)	(23)	(23)
Other income, net	1,353	703	1,194
Income before income taxes	2,702	1,819	5,446
Income tax expenses	(1,484)	(247)	(16)
Net income	1,218	1,572	5,430
Less: net income/(loss) attributable to non-controlling interest	92	(58)	(36)
Net income attributable to common shareholders	1,126	1,630	5,466
Earnings per share for common shares
Basic	0.0035	0.0049	0.0162
Diluted	0.0035	0.0049	0.0162

Earnings per ADS
Basic	0.0175	0.0245	0.0810
Diluted	0.0175	0.0245	0.0810

Weighted average number of common shares used in calculating:
Basic	325,070,439	330,049,995	337,259,835
Diluted	325,635,649	330,277,252	337,259,835

Weighted average number of ADSs used in calculating:
Basic	65,014,088	66,009,999	67,451,967
Diluted	65,127,130	66,055,450	67,451,967

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2023	2022	2022
	US$	US$	US$
GAAP operating income	730	404	3,865
Share-based compensation expenses	4,303	1,879	1,785
Non-GAAP operating income	5,033	2,283	5,650

GAAP net income	1,218	1,572	5,430
Share-based compensation expenses	4,303	1,879	1,785
Non-GAAP net income	5,521	3,451	7,215

GAAP earnings per share for common shares:
Basic	0.0035	0.0049	0.0162
Diluted	0.0035	0.0049	0.0162

GAAP earnings per ADS:
Basic	0.0175	0.0245	0.0810
Diluted	0.0175	0.0245	0.0810

Non-GAAP earnings per share for common shares:
Basic	0.0167	0.0106	0.0215
Diluted	0.0167	0.0106	0.0215

Non-GAAP earnings per ADS:
Basic	0.0835	0.0530	0.1075
Diluted	0.0835	0.0530	0.1075

Weighted average number of common shares used in calculating:
Basic	325,070,439	330,049,995	337,259,835
Diluted	325,635,649	330,277,252	337,259,835

Weighted average number of ADSs used in calculating:
Basic	65,014,088	66,009,999	67,451,967
Diluted	65,127,130	66,055,450	67,451,967

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com